# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Latin America Ltd., CIK 0001712184
CUSIP: G9001E102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Wewatta Street, Suite 810, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0001398905
Persons authorized to receive notices and communications: Balan Nair, c/o Liberty Latin America Ltd., 1550 Wewatta Street, Suite 810, Denver, Colorado (CO), 80202, 3039256000

## Reporting persons
- Nair Balan (CIK 0001398905): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 712,808; shared voting power 0; sole dispositive power 712,808; shared dispositive power 0; aggregate amount beneficially owned 712,808 (1.8% of the class)
  Comment: Note (1) to Rows 7, 9 and 11: Includes Class A common shares issuable upon conversion of 561,563 Class B common shares held by Balan Nair (the "Reporting Person" or "Mr. Nair") on the Filing Date. Each Class B common share is convertible, at the option of the holder, into one Class A common share.
  
  Note (2) to Rows 7, 9 and 11: Includes 151,152 Class A common shares that may be acquired upon exercise of vested share appreciation rights to acquire Class A common shares, all of which have an exercise price that exceeded the closing market price of Class A common shares on the date of filing of this Amendment No. 2 to Schedule 13D (the "Filing Date"). Excludes 2,179,010 share appreciation rights to acquire Class A common shares held by Mr. Nair on the Filing Date, all of which have an exercise price that exceeded the closing market price of Class A common shares on the Filing Date.
  
  Note (3) to Rows 7, 9 and 11: Based upon approximately 38.9 million Class A common shares and 2.4 million Class B common shares, in each case, outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 18, 2026, and, as required by Rule 13d-3 under the Securities Exchange Act of the 1934, as amended, and the exercise of all vested, in-the-money share appreciation rights to acquire Class A common shares held by the Reporting Personas of the Filing Date.
  
  Note (4) to Row 13: Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Accordingly, in the election of directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 9.2% of the voting power of the Issuer, based on the number of shares outstanding specified above in Note 3 and assuming that the Reporting Person has not converted any of his Class B common shares into Class A common shares.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: Liberty Latin America Ltd.
Address of issuer's principal executive offices: 1550 Wewatta Street, Suite 810, Denver, Colorado (CO), 80202
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed by Balan Nair (the "Reporting Person" or "Mr. Nair") with the Securities and Exchange Commission (the "SEC") on February 27, 2023 (the "Original Statement"), as amended by Amendment No. 1 thereto filed by Mr. Nair with the SEC on March 14, 2024 (together with the Original Statement and the Amendment, the "Schedule 13D"), and relates to (i) the Liberty Latin America Class A common shares, par value $0.01 per share (the "Class A common shares"), of the Issuer, and (ii) pursuant to Rule 13d-3 under the Securities Exchange of 1934, as amended (the "Act"), the Class A common shares issuable upon conversion of the Liberty Latin America Class B common shares, par value $0.01 per share, of the Issuer (the "Class B common shares"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment is being filed by Mr. Nair to report his disposition on March 27, 2026 of beneficial ownership of 1,363,080 Class A common shares and his acquisition of 132,813 Class B common shares on March 30, 2026 in connection with the vesting of Class B common share performance share units. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented to include the following information:

On March 15, 2026, Mr. Nair vested in 216,121 Class A common shares upon vesting of time-vesting RSUs that were granted in 2023, 2024 and 2025 pursuant to compensatory arrangements with the Issuer.

On March 27, 2026, Mr. Nair surrendered 1,363,080 Class A common shares to the Issuer and received 1,300,243 Class C common shares in exchange therefor. In addition, on March 30, 2026, the compensation committee approved vesting of 132,813 Class B common share PSUs that remained outstanding from the final tranche of his Sign-on LILAB Award and for which the compensation committee conditioned vesting on the achievement of 2025 performance goals. Vesting of the 23,437 Class B common share PSUs that remain outstanding from the Sign-on LILAB Award will be conditioned on the achievement of 2026 performance goals to be determined by the compensation committee at a later date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Nair may be deemed to beneficially own Class A common shares and Class B common shares of the Issuer as follows: Actual ownership: 93 Class A common shares (or 0% of the class) and 561,563 Class B common shares (or 22.2% of the class) (1). Deemed Beneficial Ownership: 712,808 Class A common shares (or 1.8% of the class) (2)(3)(4); and 561,563 Class B common shares or (22.2% of the class) (3). (1) Based upon approximately 38.9 million Class A common shares and 2.4 million Class B common shares, in each case, outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 18, 2026. (2) Includes, as required by Rule 13d-3 under the Exchange Act, (a) 151,152 Class A common shares issuable upon exercise of 788,870 share appreciation rights to acquire Class A common sharesthat were vested as the date of filing of this Amendment No. 2 to Schedule 13D (the "Filing Date") (b) 561,563 Class A common shares issuable upon conversion of 561,563 Class B common shares held by Mr. Nair as of the Filing Date. (3) Each Class B common share is convertible, at the option of the holder, into one Class A common share. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. These two classes of shares generally vote together as a single class on all matters. Accordingly, in the election of directors of the Issuer, Mr. Nair may be deemed to beneficially own voting equity securities representing approximately 9.1% of the voting power of the Issuer, based on the number of shares outstanding specified above and assuming that Mr. Nair has not converted any of his Class B common shares into Class A common shares. (4) Excludes 2,179,010 share appreciation rights to acquire Class A common shares held by Mr. Nair on the Filing Date, all of which have an exercise price that exceeded the closing market price of Class A common shares on the Filing Date.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Nair has the sole power to vote and to dispose of, or to direct the voting or disposition of, his common shares of the Issuer.
Transactions in the class effected during the past sixty days: See Item 3 above, which is incorporated herein by reference. Other than as described herein, the Reporting Person has not effected any transactions in the Issuer's common shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 27, 2026, the Issuer entered into an exchange agreement with Mr. Nair pursuant to which he agreed to exchange 1,363,080 Class A common shares, for 1,300,243 Class C common shares of the Issuer (the "LILAK Share Exchange"). The LILAK Share Exchange is exempt pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and closed on March 27, 2026. Mr. Nair continues to support the long-term business strategy of the Issuer, but desired to effect the LILAK Exchange for tax planning purposes in light of certain requirements imposed by the Net Controlled Foreign Corporation Tested Income regime. This regime imposes certain additional taxes on the foreign earnings of U.S. shareholders of certain foreign corporations in the event that the voting power held by such shareholder exceeds 10% of the issued and outstanding shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exchange Agreement between the Issuer and the Reporting Person, dated March 27, 2026.

## Signatures
- Nair Balan: /s/ Balan Nair, Balan Nair (03/31/2026)